DLA Piper llp (us) The Marbury Building 6225 Smith Avenue Baltimore, Maryland 21209-3600 www.dlapiper.com

Wm. David Chalk
david.chalk@dlapiper.com
T 410.580.4120
F 410.580.3001
May 1, 2009
Via Email (durum@sec.gov) and as Edgar Correspondence
U. S. Securities and Exchange Commission
Office of Mergers and Acquisitions
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Melissa Campbell Duru, Special Counsel

Re:	PHH Corporation
Preliminary Proxy Statement on Schedule 14A Filed April 20, 2009
Revised Preliminary Proxy Statement on Schedule 14A Filed May 1, 2009
Soliciting Materials on Schedule 14A Filed April 8, 2009
Dear Ms. Duru:
We have received your comment letter dated April 29, 2009 (the “Comment Letter”) in connection with your review of PHH Corporation’s (the “Company”) Preliminary Proxy Statement on Schedule 14A filed on April 20, 2009 (the “Proxy Statement”). We have filed today a revised Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”) in response to the Comment Letter.
This letter is submitted on behalf of the Company in response to your Comment Letter. The responses to the Comment Letter are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in your Comment Letter. For your convenience, your comments have been reproduced below, together with our responses.
PREC14A filed April 20, 2009
Comment No. 1
     Please provide a background discussion of the contacts the company has had with Pennant Capital Management and affiliated parties during the time period leading up to the current solicitation. We note for example, the Schedule 13D/A filing made by Pennant Capital Management and Mr. Fournier on March 9, 2009.
Response:
We have included in the Revised Proxy Statement disclosures of contacts during the time period leading up to the current solicitation between or among the Company and/or its officers, directors and representatives and Pennant Capital Management, certain of its affiliates (together with Pennant Capital Management, the “Pennant Entities”), the Pennant Entities’ representatives and/or the Pennant Entities’ nominees Mr. Gregory J. Parseghian and Mr. Allan Z. Loren (together, the “Pennant Nominees” and, together with the Pennant Entities, “Pennant”) the Company believes may be material to the election of directors.

U. S. Securities and Exchange Commission
Office of Mergers and Acquisitions
May 1, 2009
Page Two
“Who will pay for the cost of this proxy solicitation...” page 5
Comment No. 2
     It appears that you intend to solicit proxies ‘in person or by telephone, facsimile or other electronic means.” Please clarify whether the “other electronic means” you reference and disclose whether you will solicit proxies over the Internet. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.
Response:
We have revised the Revised Proxy Statement to disclose in this section that the Company intends to solicit proxies over the Internet. The Company acknowledges that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.
Comment No. 3
     If you plan to solicit proxies via the Internet, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize.
Response:
The Company does not intend to solicit proxies via Internet chat rooms.
Proposal 1 — To Elect Three Class I Directors, page 7
Comment No. 4
     Set forth the reasons why the Board is recommending that shareholders vote for its nominees.
Response:
In response to this Comment, additional disclosure has been provided in the Revised Proxy Statement in a new fifth paragraph in the introductory portion of “PROPOSAL 1—TO ELECT THREE CLASS I DIRECTORS.”
Comment No. 5
     We note that you reserve the right to vote for substitute nominees in the event the other nominees are unable to serve. Please note that we consider the existence of substitute nominees to be material to a security holder’s voting decision. Please advise as to why you believe you are permitted to

U. S. Securities and Exchange Commission
Office of Mergers and Acquisitions
May 1, 2009
Page Three
use these proxies for the election of other unnamed nominees to be designated by you at a later date. Refer to Rule 14a-4(d)(1).
Response:
We have revised the Revised Proxy Statement to delete the references to the right to vote for any substitute nominees in the event the other nominees are unable to serve.
Soliciting Materials filed April 8, 2009
Comment No. 6
          Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for the statements you make with respect to the following statements:
O	“[w]e believe that the Company’s track record clearly demonstrates the commitment of PHH’s Board of Directors and management team to maximize long-term stockholder value in the best interests of all stockholders...”;

O	“Pennant’s vocal opposition to the transaction clearly demonstrates that its judgment about PHH and the best interests of PHH’s stockholders should be treated with skepticism...”;

O	“[w]e believe that Pennant’s criticisms raise questions as to whether Pennant’s agenda is aligned with the creation of long-term stockholder value...”;

O	The series of bullet points disclosing the company’s performance, the profitability of its segments and its share price performance; and,

O	“[w]e believe that PHH’s slate of directors is very well qualified to perform the essential role of providing stewardship and guidance...”; (emphasis added).

Where the basis of support is other documents such as the reports or the Baron’s Online article you cite to, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.
Response;
In response to this Comment, we hereby provide the Staff, on behalf of the Company, with the following supplemental support for the statements cited in this Comment. We also enclose, as supplemental information for the Staff, a copy of the Barrons Online article referred to in the Comment, on which we

U. S. Securities and Exchange Commission
Office of Mergers and Acquisitions
May 1, 2009
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have highlighted the comments referring to the Company. Reference to the “Soliciting Materials” in the following responses are references to the soliciting materials referred to in this Comment.
(1) In support of the statement quoted in the first bullet of this Comment:
The Company believes that the support for this statement is substantially self-evident from the language of the Soliciting Materials themselves, specifically the paragraph that began “Notwithstanding the current challenging economic environment” and including the five bullets below that paragraph. The information contained in the bullets themselves is all based on publicly-available information issued by the Company, or available through reputable news sources and Commission filings with respect to the other industry participants or available from published stock prices for the Company and in the published stock indices referred to. The Company also notes that, unlike many industry participants including those that have failed or encountered substantial financial difficulty, the Company has eschewed the sub-prime mortgage sector.
The Company’s survival in the current mortgage industry and economic turmoil, and its recent financial results, have been the product of focusing on the long-term and that can only happen when senior management has that focus in running a business and the Board of Directors, in the exercise of its oversight role, encourages and expects that focus. Please also see the response to Comment 8.
(2) In support of the statement quoted in the second bullet of this Comment:
Pennant publicly expressed its strong opposition to the proposed sale of the Company to affiliates of General Electric Corporation and The Blackstone Group, Inc. We draw the Staff’s attention to the Schedule 13D filings made by Pennant on March 22, 2007 and April 30, 2007.
The Company set forth in detail the reasons its Board of Directors recommended the merger in its definitive merger proxy statement filed with the Commission on August 24, 2007 under the caption “PROPOSAL NO. 1: THE MERGER-Our Reasons for the Merger.” The Company has instructed us to advise the Staff that the Board believed then, and continues to believe today notwithstanding the merger was not completed due to financing difficulties encountered by the buyers, that the merger was in the best interests of all stockholders at that time for the numerous reasons set forth in its merger proxy statement. A majority of the Board was then, and remains today, comprised of independent directors and, at the time the merger was approved by the Board, the Board based its decision on the best interests of all stockholders.
To the Company's knowledge, Pennant was the only stockholder to publicly express opposition to the merger. While the Board believes the Company has recovered from the failure of the merger and moved on effectively to confront the challenges to the mortgage industry and the economy that have significantly worsened since the merger agreement was terminated in January 2008, it also believes that Pennant’s opposition to the merger reflects upon Pennant’s judgment and that the statement referred to in this bullet is one that stockholders are free to weigh for themselves in the proxy contest.

U. S. Securities and Exchange Commission
Office of Mergers and Acquisitions
May 1, 2009
Page Five
(3) In support of the statement quoted in the third bullet of this Comment:
Pennant, in “BACKGROUND OF THE SOLICITATION” on page 3 of its revised preliminary proxy statement filed with the Commission on April 22, 2009 (the “Pennant Proxy Statement:”), again on page 7 under the caption “REASONS FOR THE SOLICITATION” and also in Item 4 of Amendment No. 9 to its Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on March 9, 2009, claims that it has, for more than a year, made consistent efforts to encourage the Company’s Board and senior management to focus more keenly and effectively on the creation of long-term stockholder value. However, as was noted in the Soliciting Materials, in Item 4 of Amendment No. 8 to its Schedule 13D filed with the SEC on November 25, 2008, Pennant criticized the Board and management for preferring instead to manage the Company for long-term growth and client relationships rather than for profitability, near-term results and capital efficiency.” That Amendment went on to say “In the current environment, [Pennant] strongly believes that the Company does not have the luxury of a long-term management focus.” As the Soliciting Materials noted, commenting on this criticism, Ms. Jacqueline Doherty, in her December 1, 2008 Barrons Online article entitled “Black Friday Was Probably a Red-Ink Day,” asked “what’s wrong with that?” (as indicated above, we enclose a copy of that article for the Staff’s information). The Board’s belief is that, with many of the Company’s competitors having encountered substantial, challenges, a long-term management focus is not a “luxury” but the essential key to survival and success.
The Board’s belief that Pennant’s interests may not be aligned with the creation of long-term value are also based on Pennant’s position regarding the proposed sale to affiliates of General Electric Corporation and The Blackstone Group, Inc. discussed above— particularly given Pennant’s statement in the Pennant Proxy Statement (page 4 under the caption “REASONS FOR THIS SOLICITATION”) that it began acquiring PHH shares in April 2006 because it believed the shares were undervalued and represented an attractive investment opportunity .
Finally, the Company has directed that we draw the Staff’s attention to the disclosure in the Pennant Proxy Statement (on page 11 under the caption “INFORMATION ABOUT THE SOLICITING PERSONS”) regarding the substantial investment held by Pennant’s managed funds in “standardized, cash-settled swap agreements for which 1,505,700 “notional” shares of PHH common stock (in addition to the shares Pennant has reported as beneficially owned by it) are the reference security. Pennant’s disclosure indicates that its managed funds have taken the “long” side of the swap and therefore are entitled to the economic benefits, and are subject to the economic risks, of owning the shares but have no rights or powers with respect to any shares as a result of these swap agreements. The Company suggests that, while these shares may be “notional’ as far as Pennant’s swap agreements are concerned, they are real as far as Pennant’s economic interest is concerned and provide a counterweight to any claim that Pennant has a long-term perspective and suggest Pennant’s earlier statement that such a perspective is a “luxury” accurately portrayed Pennant’s view.
(4) In support of the statement quoted in the fourth bullet of this Comment:
We respectfully refer the Staff to the supplemental information provided in (2) above.

U. S. Securities and Exchange Commission
Office of Mergers and Acquisitions
May 1, 2009
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(5) In support of the statement quoted in the fourth bullet of this Comment:
We respectfully refer the Staff to the above response to Comment No. 4, above, and the additional disclosure noted in that response.
Comment No. 7
     You disclose that the key to PHH’s “outperformance relative to [its] competitors...has been the unwavering commitment of [the] Board of Directors and management team...” Please provide support for this statement.
Response:
For supplemental support of the statement cited in this Comment, we respectfully refer the Staff to supplemental response (1) to Comment 6 above.
Comment No. 8
     Please see our previous comment. Throughout your disclosure, you imply a link between the company’s current performance given the current economic crisis and the stewardship of the Board and company management. In future filings, please balance your disclosure to acknowledge that there are other factors that may contribute to the company’s performance.
Response:
The Company has directed us to acknowledge this Comment.
The Company hereby acknowledges that: (i) the Company and the other participants are responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure made in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Company and the other participants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * *
Thank you very much for your attention to this matter. We hope that the foregoing responses address the issues raised in your Comment Letter and would be happy to discuss with you any remaining questions or concerns that you may have. Please contact me at (410) 580-4120 should you have any questions concerning this letter or require further information.

U. S. Securities and Exchange Commission
Office of Mergers and Acquisitions
May 1, 2009
Page Seven
Very truly yours,
DLA Piper LLP (US)

By:	/s/ Wm. David Chalk
Wm. David Chalk
david.chalk@dlapiper.com
Enclosure

cc:	A. B. Krongard, Non-Executive Chairman of the Board Terence W. Edwards, President and Chief Executive Officer William F. Brown, Senior Vice President, General Counsel and Secretary

MONDAY, DECEMBER 1, 2008
STREETWISE
Black Friday Probably Was a Red-Ink Day
By JACQUELINE DOHERTY
A real turkey for retailers.
A PUNK ECONOMY DIDN’T STOP CONSUMERS FROM LINING UP on Black Friday to make holiday purchases at bargain prices. But even that shopping spree isn’t expected to salvage the month’s results. Excluding Wal-Mart Stores (ticker: WMT), retailers are expected to report Thursday that November sales at stores open more than a year fell 7.1%, according to Thomson Reuters.
In addition, the sales Friday and this weekend might not translate into decent profits because merchants slashed prices. When you can find Jimmy Choos for 40% off at Saks Fifth Avenue, you know that retailers are hurting. “If there is any improvement in business, it’s only because they’re promoting like hell and because Thanksgiving is closer to the holidays,” says David Berman of hedge fund Durban Capital.
The slowdown doesn’t surprise Allan Mottus, publisher of the Informationist, which tracks retail and beauty trends. Median household income hasn’t risen since 2000, he says, while the retail store base has grown 4% a year, leaving the industry with vast overcapacity.
The market seemed to catch on to this problem in early September. Since then, the S&P 500 retail index is down 38%. Unfortunately, with Wall Street’s blessing, many retailers spent their money foolishly during the boom times and few have the wherewithal to purchase their shares now that they’re on sale.
Consider Macy’s (M), which purchased May Co. for $11.5 billion in 2005, using stock and debt. It also spent $3.3 billion on a stock-repurchase program in 2007, buying shares at an average price of 38.69. Now that the company has $10 billion of debt and needs to focus on its repayment, its shares are going for 7.42.
Similarly, Sears Holdings (SHLD) purchased 22 million shares at an average price of 135 last year and now trades at 36.25, down 71% this year. In 2007, Nordstrom (JWN) purchased 39 million shares for $1.7 billion. The average price: 44.17. Today the stock fetches 11.37, down 70%.
Compare them to New York & Co. (NWY). The specialty retailer kept its powder dry. It didn’t repurchase any shares last year and has a nice, clean balance sheet with $41 million of cash and $21 million of debt. Its shares haven’t been spared in this year’s downdraft, having fallen from just north of 12 to a recent 1.88.
Friday, New York & Co. announced plans to repurchase up to 3.75 million shares over the next 12 months, using cash on hand. Its majority stockholder, Bear Stearns Merchant Banking, intends to purchase an additional 3.75 million shares. Together, the purchases represent about 12.5% of the company’s 60 million outstanding shares. The stock jumped 51 cents on the news, for a 37% gain.

A clean balance sheet has quickly become a company’s greatest asset and one that investors should search out.
AT LEAST ONE SHAREHOLDER IS restless at PHH Corp. A 2005 spinoff from Cendant, PHH (PHH) originates, purchases and sells home mortgages and runs vehicle fleets for corporations. Its shares have fallen to 7.62 from just above 30 last year, as mortgage originations dried up, and its deal to be purchased by General Electric and Blackstone for 31.50 a share fell apart.
Pennant Capital Management, which owns 9.7% of PHH shares, filed a 13D last week filled with fighting words: Pennant “has become increasingly concerned that the company has been seriously mismanaged and poorly positioned by its board of directors and senior executive management.” They have “managed the company for long-term growth and client relationships rather than for profitability, near-term results and capital efficiency.”
You might ask: What’s wrong with that? In the current market, Pennant says, PHH doesn’t have the luxury of long-term focus, and this has put it “in peril.” The shares trade at 20% of book value, and Pennant is concerned about PHH’s ability to refinance a $1.3 billion credit facility maturing in January 2011.
Pennant’s suggestion: add Greg Parseghian, former Freddie Mac (FRE) executive, to PHH’s board and create a special committee of non-management board members to oversee the CFO’s strategic review of the business.
If PHH ignores this message, Pennant “will actively consider all available steps to ensure that the board refocuses senior management on the immediate and pressing task of turning the company around and creating shareholder value.” PHH officials didn’t return calls for comment, but shareholders should take heart that a large investor is clearly agitating to move the stock higher. On the other hand, we all know what happened to Freddie Mac.
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